SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

928703107
(CUSIP Number)

Michael J. Shef, Esq.
Troutman Sanders, LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	Page 2 of 9 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Linda Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds	OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	143,790
Beneficially Owned	8. Shared Voting Power	2,312,314
By Each Reporting	9. Sole Dispositive Power	143,790
Person With	10. Shared Dispositive Power	2,312,314
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,456,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	15.7%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 928703107	Page 3 of 9 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Deborah Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds	OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	150,550
Beneficially Owned	8. Shared Voting Power	2,312,314
By Each Reporting	9. Sole Dispositive Power	150,550
Person With	10. Shared Dispositive Power	2,312,314
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,462,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	15.7%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 928703107	Page 4 of 9 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Estate of William Shaw

2.	Check the Appropriate Box if Member of a Group
	(a)
	(b)

3.	SEC Use Only

4.	Source of Funds	OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	1,651,150
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	1,651,150
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,651,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.6%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 928703107	Page 5 of 9 Pages

INTRODUCTION

        This Amendment No. 7 ("Amendment") amends the statement on Schedule 13D/A, filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw on July 13, 2006, which restated and amended the statement on Schedule 13D, filed by Linda Shaw on December 5, 2005, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D).

ITEM 4.	PURPOSE OF TRANSACTION.

        William Shaw died on March 9, 2006. Mr. Shaw beneficially owned 2,876,207 shares of Common Stock, all of which were transferred into the Estate upon his death. Letters testamentary were issued to Linda Shaw and Deborah Shaw appointing them executrixes of the Estate. There are no plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition of securities of the Issuer; (b) the disposition of securities of the Issuer, except that the Estate reserves the right to (i) sell additional shares for the purpose of funding estate and other taxes and expenses and (ii) transfer shares to the beneficiaries of the Estate, and each other Reporting Person reserves the right to sell shares beneficially owned by her for personal needs; (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (f) any material change in the present capitalization or dividend policy of the Issuer; (g) any other material change in the Issuer’s business or corporate structure; (h) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (i) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (k) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)         As of October 18, 2006, each of the Reporting Persons may be deemed to be the “beneficial owner” (as set forth in Rule 13d-3 under the Exchange Act) of a certain number of shares, as further described below.

LINDA SHAW

        Linda Shaw may be deemed to be the “beneficial owner” of 2,456,104 shares of Common Stock. These shares represent, in the aggregate, approximately 15.7% of the outstanding shares of Common Stock reflected by the Issuer to be outstanding as of September 1, 2006 in its filing on Form 10-Q for the fiscal quarter ended July 30, 2006. The number of shares as to which Linda Shaw has:

sole power to vote or to direct the vote is	143,790
shared power to vote or direct the vote is	2,312,314*
sole power to dispose or to direct the disposition of is	143,790
shared power to dispose or to direct the disposition of is	2,312,314*

CUSIP No. 928703107	Page 6 of 9 Pages

        Of the shares as to which Linda Shaw has the sole power to vote or direct the vote and dispose or direct the disposition, 18,992 shares are held by Linda Shaw as custodian under the Massachusetts Uniform Transfers to Minors Act for the benefit of her children. The filing of this statement shall not be construed as an admission that Linda Shaw is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of these shares.

        Of the shares as to which Linda Shaw shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 1,651,150 shares are owned by the Estate in which Linda Shaw and Deborah Shaw are beneficiaries and co-trustees, (b) 328,665 shares are owned by the Linda Trust and 328,666 are owned by the Deborah Trust, as to each of which trusts, the co-trustees are Linda Shaw, Deborah Shaw, Jerome Shaw, an individual and a citizen of the United States who is Executive Vice President and Secretary of the Issuer with an address at 2401 North Glassell Street, Orange, CA 82865 and Lloyd Frank, an individual and a citizen of the United States who is of Counsel to Troutman Sanders LLP and a director of the Issuer with an address at 405 Lexington Avenue, New York, NY 10174, with shared voting and dispositive power and (c) 3,833 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., of which Linda Shaw, Deborah Shaw and the husband of Linda Shaw are the directors.

        Excludes 12,496 and 1,000 shares owned by Linda Shaw’s husband, individually and as trustee of an irrevocable trust for the benefit of their children. The filing of this statement shall not be construed as an admission that Linda Shaw is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of these shares.

DEBORAH SHAW

        Deborah Shaw may be deemed to be the “beneficial owner” of 2,462,864 shares of Common Stock. These shares represent, in the aggregate, approximately 15.7% of the outstanding shares of Common Stock reflected by the Issuer to be outstanding as of September 1, 2006 in its filing on Form 10-Q for the fiscal quarter ended July 30, 2006. The number of shares as to which Deborah Shaw has:

sole power to vote or to direct the vote is	150,550
shared power to vote or direct the vote is	2,312,314*
sole power to dispose or to direct the disposition of is	150,550
shared power to dispose or to direct the disposition of is	2,312,314*

        Of the shares as to which Deborah Shaw has the sole power to vote or direct the vote and dispose or direct the disposition, 47,480 shares are held by Deborah Shaw as custodian under the California Uniform Transfers to Minors Act for the benefit of her children. The filing of this statement shall not be construed as an admission that Deborah Shaw is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of these shares.

        Of the shares as to which Deborah Shaw shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 1,651,150 shares are owned by the Estate in which Deborah Shaw and Linda Shaw are beneficiaries and co-trustees, (b) 328,666 shares are owned by the Deborah Trust and 328,665 are owned by the Linda Trust, as to each of which trusts, the co-trustees are Deborah Shaw, Linda Shaw, Jerome Shaw and Lloyd Frank, with shared voting and dispositive power and (c) 3,833 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., of which Deborah Shaw, Linda Shaw and the husband of Linda Shaw are the directors.

        Excludes 15,929 shares owned by Deborah Shaw’s husband. The filing of this statement shall not be construed as an admission that Deborah Shaw is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of these shares.

CUSIP No. 928703107	Page 7 of 9 Pages

THE ESTATE

        The Estate may be deemed to be the “beneficial owner” of 1,651,150 shares of Common Stock. These shares represent, in the aggregate, approximately 10.6% of the outstanding shares of Common Stock reflected by the Issuer to be outstanding as of September 1, 2006 in its filing on Form 10-Q for the fiscal quarter ended July 30, 2006. The number of shares as to which Estate has:

sole power to vote or to direct the vote is	0
shared power to vote or direct the vote is	1,651,150*
sole power to dispose or to direct the disposition of is	0
shared power to dispose or to direct the disposition of is	1,651,150*

*        Includes an aggregate of 24,025 shares held in the Company’s Employee Stock Ownership Plan (“ESOP”) and 401(k) Savings Plan features of the Company’s 401(k) Savings Plan (into which the ESOP was merged).

(c)    The only transactions in the Common Stock by the Reporting Persons during the 60 days prior to the filing of this Amendment No. 7 were:

        On August 24, 2006, the Estate exercised stock options to purchase 45,000 shares of the Company's Common Stock granted by the Issuer that were held by Mr. Shaw at the time of his death, in exchange for 26,555 shares of Common Stock.

        On October 18, 2006, the Estate sold 200,000 shares of Common Stock in a sale to the Issuer at a price per share of $39.75.

(d) and (e)        Not applicable.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated October 19, 2006, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of Amendment No. 7 to this statement.

CUSIP No. 928703107	Page 8 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

/s/ Linda Shaw
Name: LINDA SHAW, as an Individual
/s/ Deborah Shaw
Name: DEBORAH SHAW, as an Individual
THE ESTATE OF WILLIAM SHAW,
/s/ Linda Shaw
By: LINDA SHAW, as co-executrix of the Estate of William Shaw
/s/ Deborah Shaw
By: DEBORAH SHAW, as co-executrix of the Estate of William Shaw

DATED: October 19, 2006

CUSIP No. 928703107	Page 9 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is filed on behalf of each of us.

/s/ Linda Shaw
Name: LINDA SHAW, as an Individual
/s/ Deborah Shaw
Name: DEBORAH SHAW, as an Individual
THE ESTATE OF WILLIAM SHAW,
/s/ Linda Shaw
By: LINDA SHAW, as co-executrix of the Estate of William Shaw
/s/ Deborah Shaw
By: DEBORAH SHAW, as co-executrix of the Estate of William Shaw

DATED: October 19, 2006